FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

January 22, 2010

Item 3: News Release:

A news release dated and issued on January 22, 2010 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Appoints New Corporate Secretary

Item 5: Full Description of Material Change:

January 22, 2010 Vancouver, Canada.  Pacific North West Capital Corp. ("PFN" "Company") (TSX: PFN; OTCBB: PAWEF; FSE: P7J) is pleased to announce that Linda Holmes, a Canadian/U.S. regulatory compliance consultant since 1994, and currently a director of PFN, Fire River Gold Corp. (TSX.V: FAU) and Next Gen Metals Inc. (CNSX: N), has been appointed Corporate Secretary of the Company.

Ms. Holmes has been involved in the public company venue, mainly in the mineral exploration and mining industry, since 1984, and has served as a director and/or officer to several public companies.

On behalf of the Board of Directors, shareholders and staff, we wish the best to former Corporate Secretary, Charlotte Brown, and to former Vice-President, Business Development, Dr. Greg Myers, each of whom resigned to pursue other interests.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; FSE: P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management's corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major and junior mining companies through to production. To that end, Pacific North West Capital's current option/joint ventures agreements are with Anglo Platinum, First Nickel, Alto Ventures and it is a major shareholder of Fire River Gold Corp. (www.firerivergold.com).

Pacific North West Capital Corp. is well-funded with an experienced management team and the ability to take advantage of the tremendous under-funded opportunities that are available in the mining sector today.

Management of Pacific North West Capital plans to use their technical, financing and deal making abilities to acquire additional Platinum Group metals, base metals and precious metals projects on an international scale.  The Company is in the process of adding key technical and financial people to our management and our advisory team. Pacific North West Capital is a member of the International Metals Group (www.internationalmetalsgroup.com) of Companies.

The International Metals Group (IMG) is an organization of professionals with a wealth of experience in all aspects of the mining industry.

Our group consists of a brain bank of project acquisition, exploration and development professionals, including dedicated CEOs, geologists, engineers, corporate finance, investor relations experts, corporate management, public company administrators, and regulatory and government affairs specialists. The companies within the group are able to share resources, costs and expertise, which provides a significant advantage in comparison to individual public companies.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 15th day of January 2010.